Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

October 3, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:                                                                    Mr. Yaakov Luxenburg

Mr. Jim Rosenberg

Ms. Irene Paik

Mr. Joseph McCann

Re:                                                                             OptiNose, Inc.

Registration Statement on Form S-1

Filed September 18, 2017

File No. 377-220515

Ladies and Gentlemen:

On behalf of our client, OptiNose, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2017 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the disclosure and is publicly filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement filed on September 18, 2017.

Set forth below is the Company’s response to the Comments. For your convenience, we have incorporated the Comments into this response letter.  The page reference in the text of this response letter corresponds to the page number of the Amended Registration Statement.

Form S-1 filed September 18, 2017

Prospectus Summary
Optinose, page 1

1.                                      We note that your revised disclosure in the first paragraph indicates that your lead product, XHANCE, is a therapeutic that treats chronic rhinosinusitis with and without nasal polyps. We also note that your second paragraph indicates that FDA has approved your NDA for XHANCE to treat nasal polyps in adults but that you need to undertake additional clinical trials in order to gain regulatory approval to treat for chronic sinusitis. Accordingly, please revise your disclosure in the first paragraph concerning chronic rhinosinusitis without nasal polyps to avoid any implication that you either market or are approved to market your lead product to treat this condition.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 72 and 87 of the Amended Registration Statement.

Business
Safety Results, page 105

2.                                      We note that you have deleted from your summary of adverse events charts on pages 106 and 107 the incidents of nasal mucosal bleeding identified by nasal endoscopy. Please tell us why you have removed this event from your chart.

Response to Comment 2:

The Company respectfully advises the Staff that the Company has deleted the reference to incidents of “Epistaxis - nasal mucosal bleeding identified by nasal endoscopy” from the summary of adverse events charts on pages 106 and 107 of the Registration Statement because the Company updated the charts to conform to the information contained in the final FDA-approved labeling for XHANCE.

Subsequent to the Company’s previous filings, it received comments from the FDA on how to present epistaxis adverse events from its clinical trials in the labeling for XHANCE. Epistaxis is a medical term that is used clinically to refer to nose bleeds.  In the Company’s previous submissions of the Registration Statement, the “Epistaxis” adverse events reported on the charts on pages 106 and 107 combined information from two different modes of data collection:  (i) “epistaxis identified other than by nasal endoscopy” (i.e., any presence of blood reported by the patient) and (ii) “nasal mucosal bleeding identified by nasal endoscopy” (i.e., the presence of blood identified through a nasal endoscopic examination).  The former approach is the typical method for the collection and reporting of epistaxis adverse events because the fact that the event was noted by the patient implies at least some degree of clinical relevance.  In contrast, epistaxis adverse events identified by nasal endoscopic examination are identified with a different sensitivity and specificity than patient-reported events and are subject to different interpretation.  In some cases, the endoscopic procedure itself can cause minor abrasions. Because the “epistaxis - nasal mucosal bleeding identified by nasal endoscopy” adverse events are of uncertain clinical significance and difficult to interpret in a clinically meaningful way, it was determined that such adverse events were not suitable for the communication of product information to medical professionals in the FDA-

approved labeling for XHANCE, and similarly, the Company respectfully submits are not suitable for reporting in the Amended Registration Statement.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (267) 675-4678.

Sincerely,

/s/ Rachael M. Bushey
Rachael M. Bushey

Enclosures

cc:	Peter K. Miller, Chief Executive Officer, OptiNose, Inc.
Michael F. Marino, Esq., Chief Legal Officer, OptiNose, Inc.
Steven J. Abrams, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
Brian F. Leaf, Esq., Cooley LLP
Jeffrey P. Libson, Esq., Cooley LLP